February 14, 2006

Zip+4 Code: 20549

<u>Via Fax & U.S. Mail</u>

Mr. Francis D. Gerace
President and Chief Executive Officer
Multi Color Corporation
425 Walnut Street
Suite 1300
Cincinnati, Ohio 45202

RE: **Multi Color Corporation (the "Company")**
Form 10-K for the year ended March 31, 2005
File No. 0-16148

Dear Mr. Gerace:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief